Exhibit 2.2

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT, dated as of July 1, 2004 (this “Amendment”), by and among DrugMax, Inc., a Nevada corporation (the “Company”), Familymeds Group, Inc., a Connecticut corporation (the “Acquired Corporation”), and, to the extent specifically provided herein, Jugal K. Taneja, an individual with an address of 25400 US Highway 19 North, Suite 137, Clearwater, Florida 33763 (“Mr. Taneja”), and Edgardo A. Mercadante, an individual with an address of 312 Farmington Avenue, Farmington, Connecticut 06032 (“Mr. Mercadante”), amends that certain Agreement and Plan of Merger dated as of March 19, 2004 by and among the Company, the Acquired Corporation, Mr. Taneja and Mr. Mercadante (the “Merger Agreement”).

NOW THEREFORE, in consideration of the mutual covenants herein contained and such other consideration as the parties hereto acknowledge having received, the parties, intending to be legally bound, hereby agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

2. Post-Merger Ownership. The introductory paragraph to Article II of the Merger Agreement is deleted in its entirety.

3. Merger Consideration. When the term “Acquired Corporation Stockholders” is used in the Merger Agreement and this Amendment, it shall mean the stockholders of the Acquired Corporation as of the record date set for the Acquired Corporation’s stockholders meeting at which the approval of the merger will be set to a vote. Notwithstanding anything to the contrary in the Merger Agreement, 10,470,507 shares of Company Common Stock shall be issued in consideration for all of the shares of the Acquired Corporation’s stock and notes and shall be allocated among (A) the Acquired Corporation’s Stockholders, (B) holders of warrants to purchase the Acquired Corporation’s series E redeemable convertible preferred stock (the “Warrant Holders”), and (C) holders of the convertible promissory notes in the original principal amount of $4,000,000 convertible into the Acquired Corporation’s series E redeemable convertible preferred stock (the “Note Holders”), as follows:

a.	The allocation of the shares will be based on the weighted average closing bid price of the Company Common Stock during the ten trading days immediately preceding the merger;

b.	The Note Holders will receive the initial principal amount of their notes plus interest in the aggregate amount of $8 million in Company Common Stock at the closing in full satisfaction of their debt;

c.	The Warrant Holders shall have exercised their warrants (by surrendering a portion of their warrants in lieu of paying cash) and purchased the Acquired Corporation’s series E redeemable convertible preferred stock (the “Series E Stock”) immediately prior to the Merger and will receive Company Common Stock pro rata with the other holders of Series E Stock;

d.	The number of Company Common Stock shares remaining after the distribution to the Note Holders, if any, will be distributed, on a pro rata basis, to the holders of Series E Stock (including the Warrant Holders), on a fully diluted basis assuming the exercise of all outstanding warrants to purchase Series E Stock, in an amount sufficient to cover their aggregate liquidation preference as of the Effective Date;

e.	The number of Company Common Stock shares remaining, if any, will be distributed, on a pro rata basis, to the holders of the Acquired Corporation’s series D redeemable convertible preferred stock and series C convertible preferred stock in an amount sufficient to cover their aggregate liquidation preference as of the Effective Date;

f.	The number of Company Common Stock shares remaining, if any, will be distributed, on a pro rata basis, to the holders of the Acquired Corporation’s series A and B redeemable convertible preferred stock in an amount sufficient to cover their aggregate liquidation preference as of the Effective Date;

g.	The number of Company Common Stock shares remaining, if any, will be distributable, on a pro rata basis, to the common stockholders; and

h.	the amount to be distributed to the Acquired Corporation’s series A, B, D and E stockholders will include all accrued dividends on such series through the Effective Date, if any. The holders of the Acquired Corporation common stock and series C preferred stock are not entitled to any accrued dividends.

Further, the Acquired Corporation shall prepare Exhibit 2.1(b) to the Merger Agreement (which, pursuant to the Merger Agreement, is to be attached to the Merger Agreement at the Closing) to reflect the foregoing allocation.

4. Acquired Corporation Stock. Section 2.1(d) of the Merger Agreement is deleted in its entirety and replaced with the following:

(b) Acquired Corporation Stock. Notwithstanding anything to the contrary in the Merger Agreement, at least 20 days prior to the Closing, the board of directors of the Acquired Corporation shall (i) approve the immediate and full vesting of all outstanding options granted to the Acquired Corporation’s employees or directors that have not previously terminated or expired, or that will not terminate or expire prior to the Closing, (ii) identify and notify in writing each employee or director holding such options that such options have become fully vested and that the employee or director has the right to exercise those options no later than ten days prior to the Effective Date (the “Option Date”), and (iii) terminate all options that have not been exercised by such employees or directors on or prior to the Option Date. The Acquired Corporation shall provide the Company with reasonable evidence that all such option have terminated prior to the Effective Date.

5. Warrants. Notwithstanding anything to the contrary in the Merger Agreement, the Warrants to be issued at the Closing shall be allocated among the recipients of the Company Common Stock as set forth in Section 2 above, in the same proportions as the number of shares of Company Common Stock that they are to receive at the Closing.

6. Employee Shares. Section 2.2 of the Merger Agreement is hereby deleted and replaced in its entirety by the following:

Section 2.2 EMPLOYEE SHARES. On the Effective Date, the Company shall grant to the Acquired Corporation’s employees and directors listed on Exhibit 2.2 to this Agreement that agree to continue to serve the Company as either employees or directors after the Effective Date (the “Employees”), restricted shares of the Company’s common stock (collectively, the “Management Shares”). The aggregate number of Management Shares to be issued to such Employees shall equal the sum of (A) 1,010,000 shares, which shall be issued to Mr. Mercadante, and (B) such additional number of shares as shall be determined at the closing of the merger by dividing $3,500,000 by the weighted average closing bid price of DrugMax common stock during the ten trading days immediately preceding the merger. The Management Shares shall be allocated among the Employees pursuant to the schedule attached as Exhibit 2.2 to this Agreement, which the Acquired Corporation shall prepare and deliver to the Company immediately prior to the Closing. The Management Shares shall be subject to a restricted stock agreement to be delivered by the Company to each Employee on the Effective Date. The restricted stock agreement to be used for executive officers (including Edgardo Mercadante, Dale Ribaudo, James Beaumariage and Allison Kiene) shall be in substantially the form attached to this Agreement as Exhibit 2.2(a), and the restricted stock agreement to be used for all other Employees shall be in substantially the form attached to this Agreement as Exhibit 2.2(b) (the “Employee Restricted Shares Agreement”).

Further, all references in the Merger Agreement to “Management Shares and Options” shall be deleted and replaced by a reference to “Management Shares.”

7. Registration. Notwithstanding anything to the contrary in the Merger Agreement, the Company shall register the shares of Company Common Stock beneficially owned or to be issued at Closing to Mr. Mercadante, Mr. Ribaudo, Mr. Beaumariage, Ms. Kiene, Mr. Taneja, Mr. LaGamba and Mr. Laird pursuant to the terms of the Lock Up and Registration Rights Agreement, and the Company shall register the shares of Company Common Stock to be issued to all of the other Employees pursuant to the terms of their respective restricted stock agreements. Further, the form of Lock Up and Registration Rights Agreement that was attached as Exhibit 2.3 is hereby deleted in its entirety and replaced with the form of Lock Up and Registration Rights Agreement attached hereto as Exhibit 7.

8. Adjustments. Section 2.6 of the Merger Agreement is hereby deleted and replaced in its entirety by the following:

Section 2.6 ADJUSTMENTS. In the event that prior to the Effective Date the Company Common stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividends, combination, stock split, or reverse stock split of the Company Common Stock, an appropriate and proportionate adjustment shall be made in the number of Management Shares and the Company Common Stock and Warrants into which the Acquired Corporation Stock shall be converted.

9. Capitalization. Section 3.3 (a) of the Merger Agreement is hereby deleted and replaced in its entirety by the following:

(a) The authorized capital stock of the Company consists of 24,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock. As of March 17, 2004, (i) 8,185,642 shares of Company Common Stock are issued and outstanding; (ii) 2,083,901 shares of Company Common Stock are reserved for issuance upon exercise of options and warrants; (iii) no shares of Company Common Stock are issued and held in the treasury of the Company; and (iv) no shares of preferred stock are or have been issued or outstanding nor have the rights of such preferred stock been defined nor has the issuance of such preferred stock ever been authorized. As of June 27, 2004, the aggregate number of shares of Company Common Stock subject to Company Stock Options as defined in subsection (b) below is 2,220,479. The aggregate number of shares of Company Common Stock subject to warrants or other rights as described in subsection (c) below is 150,000.

10. Stockholders Meeting. All references in Sections 6.3(a) and 6.3(b) of the Merger Agreement to “June 30, 2004,” shall be deleted and replaced by a reference to “August 31, 2004.”

11. Lock Up Agreement. Section 7.1(f) of the Merger Agreement is deleted in its entirety and replaced by the following:

(f) LOCK UP AGREEMENT. Jugal Taneja, William LaGamba, Phil Laird, Edgardo Mercadante, Dale Ribaudo, James Beaumariage, Allison Kiene and stockholders and noteholders of the Acquired Corporation who are entitled to receive, in the aggregate, at least 90% of the Stock Consideration to be paid at the Closing shall have entered into the Lockup Agreement.

12. Warrants. Section 7.3f(i) of the Merger Agreement is deleted in its entirety and replaced by the following:

(i) if not terminated, the Company shall agree to assume the obligations of those certain stock purchase warrants dated October 29, 2003, issued by the Acquired Corporation to J.K. Baker, Larry E. Knotts and Marc Kloner for the purchase of an aggregate of 492,306 shares of nonvoting common stock of the Acquired Corporation on the express condition that the securities into which such warrants are convertible shall be Company Common Stock, the exercise price of such warrants shall be $9.75 per share of Company Common Stock and the termination of such warrants shall be as set forth in the existing warrants..

13. Assumed Warrants. Section 7.3(f)(ii) of the Merger Agreement is deleted in its entirety.

14. Termination. The reference in Sections 8.1(b) of the Merger Agreement to “July 30, 2004,” shall be deleted and replaced by a reference to “August 31, 2004.”

15. Fees and Expenses. Section 8.3(b) of the Merger Agreement is deleted in its entirety and replaced by the following:

(b) If either the Company or the Acquired Corporation terminate this Agreement in breach of this Agreement (the “Breaching Party”), the Breaching Party shall pay to the other party (the “Non-Breaching Party”) a termination fee (“the Termination Fee”) in the amount set forth in subsection (c) below in cash within five days of the date of termination or, in the event of a termination pursuant to Section 6.13, as provided in Section 6.13 above. Further, if either Mr. LaGamba, Mr. Taneja or Mr. Laird fail to execute the Lockup Agreement on or before Closing and the Agreement is terminated by either the Acquired Corporation or the Company as a result thereof, the Company shall pay to the Acquired Corporation the Termination Fee in cash within five days of the termination. Similarly, if either Mr. Mercadante, Mr. Ribaudo, Mr. Beaumariage, Ms. Kiene or the stockholders of the Acquired Corporation who collectively are entitled to receive at least 90% of the Stock Consideration to be paid at the Closing fail to execute the Lockup Agreement on or before Closing, and the Agreement is terminated by either the Acquired Corporation or the Company as a result thereof, the Acquired Corporation shall pay to the Company the Termination Fee in cash within five days of the termination.

16. Representations. Article IV of the Merger Agreement is hereby revised by adding a Section 4.24 which provides that “All of the Acquired Corporation Stockholders are “accredited,” as such term is defined by Regulation D of the Securities Act of 1933.”

17. Employment Agreements. A new Section 6.15 shall be added to Article VI of the Merger Agreement that provides that:

Section 6.15. Immediately after the Merger, Messrs. Mercadante, Taneja, LaGamba and Ribaudo shall enter into new employment agreements with the Company on terms mutually acceptable to such employees and the board of directors of the Company, after the merger, and Messrs. Mercadante and Taneja hereby agree to negotiate the terms of such employment agreements in good faith, and, in connection therewith, Messrs. Mercadante and Taneja hereby waive any and all rights that any of them may have to receive any benefit, payment or compensation (including without limitation the right to put shares to either the Company or the Acquired Corporation) arising out of the change of control of the Company or the Acquired Corporation caused by the Merger. However, the foregoing waiver will not affect either Mr. Mercadante or Mr. Taneja’ right to receive any severance pay to which he or she is entitled upon the termination of his employment by the Company; provided that, notwithstanding anything to the contrary in their respective employment agreements or otherwise, the Merger shall not, in and of itself, be deemed to be a termination of employment, shall not be deemed to constitute “Cause” or “Good Reason” or any comparable term under their employment agreements, or otherwise entitle them to terminate their employment. Messrs. Mercadante and Taneja agree to deliver any other documents necessary to establish this waiver. It is further agreed that Messrs. Taneja and Mercadante shall receive substantially identical compensation in their new employment agreements and that Messrs. LaGamba and Ribaudo will receive substantially identical compensation in their new employment agreements, whatever those terms might be as agreed upon by the board of directors of the Company after the Merger.

Further, Section 7.1(b) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

Dale Ribaudo, James Beaumariage, Allison Kiene, William LaGamba and Phil Laird shall have entered into the Lock Up and Registration Rights Agreement, thereby waiving in writing any and all rights they may have, by way of their present employment agreements or otherwise, to obtain a change of control bonus caused by the Merger.

18. Closing Conditions. Section 7.3 of the Merger Agreement is further amended by adding a subparagraph (i) that states:

(i) As contemplated by Section 2.3 of this Agreement, the Company Common Stock being issued at the Effective Dates to the Acquired Corporation Stockholders, the Warrant Holders, the Note Holders and the Employees in connection with the Merger will be issued without registration under the Securities Act of 1933 or applicable state securities laws in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act, Rule 506 of Regulation D promulgated under the Securities Act, and various state exemptions. Accordingly, such shares will be considered restricted shares pursuant to Rule 144 of the Securities Act, may not be resold by the holders until the shares can be resold pursuant to an exemption from registration under the Securities Act or until the Company registers the resale of the shares, and will bear a restrictive legend to this effect. The Closing of the Merger is specifically conditioned upon the availability of such exemptions from registration. Acquired Corporation hereby agrees to cooperate in establishing an appropriate exemption from registration.

19. Amended and Restated Articles of Incorporation of DrugMax, Inc. Article Three Section 3.01 of Exhibit 1.4 of the Merger Agreement is deleted in its entirety and replaced with:

SECTION 3.01. AUTHORIZED CAPITAL STOCK. The total number of shares of capital stock the corporation is authorized to issue is Fifty Million (50,000,000)

shares, each having a par value of $0.001, of which (i) forty-five Million (45,000,000) shares shall be designated as “Common Stock” and (ii) Five Million (5,000,000) shares shall be designated as “Preferred Stock.”

20. Miscellaneous.

a. Each of the Company and the Acquired Corporation hereby represent and warrant to one another that their execution and delivery of this Amendment have been duly and validly approved and acknowledged by all necessary corporate action on the part of the applicable party and that this Amendment constitutes a valid and binding obligation of the respective party in accordance with its terms.

b. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Any facsimile signature of any party hereto shall constitute a legal, valid and binding execution hereof by such party until such original signature is received.

c. Except as expressly amended hereby, the Merger Agreement shall continue to be, and shall remain, unaltered and in full force and effect in accordance with its terms. To the extent that any term or provision of this Amendment is or may be deemed expressly inconsistent with any term or provision in the Merger Agreement or any other document executed in connection therewith, the terms and provisions hereof shall control.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed as of the day and year first above written.

DrugMax, Inc.	Familymeds Group, Inc.

By:	By:
Name:	Name:
Title:	Title:

Jugal K. Taneja	Edgardo A. Mercadante